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                                KIRKLAND'S, INC.
                                 805 N. PARKWAY
                                 P.O. BOX 7222
                         JACKSON, TENNESSEE 38308-7222
                                 (901) 668-2444

                                                FAX:
                                                   ADMIN./LEASING (901) 664-9345
                                                   PURCHASING     (901) 668-5071
                                                   ACCTS. PAYABLE (901) 664-4480
                                                       SALES AUDIT
                                                       INVENTORY CONTROL

October 8, 1999

Securities and Exchange Commission
450 Fifth Street -- Mail Stop 3-9
Washington, DC 20549

Attn: Steve Brown

Re: Kirkland's, Inc.
    Registration Statement No. 333-51517
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Gentlemen:

     Reference is made to the registration statement on Form S-1 of Kirkland's, Inc., the most recent pre-effective amendment to which was filed on November 10, 1998. In accordance with Rule 477 under the Securities Act of 1933, the Company hereby requests that the registration statement be withdrawn.

     The Company, after consultation with the managing underwriters of the Company's proposed initial public offering, has determined that it would not be prudent to proceed with the offering, principally for the following reasons:

     - the volatility of the equity markets, and

     - the Company's recent results of operations and related trends.

     Please contact the undersigned if you have any questions concerning the within request. Thank you.

Sincerely,

KIRKLAND'S, INC.

By: /s/ Reynolds C. Faulkner
    ------------------------
    Reynolds C. Faulkner
    Senior Vice President/CFO